Mail Stop 6010


      September 23, 2005


Mr. Stan Hung
Chief Financial Officer
United Microelectronics Corporation
No. 3, Li-Hsin 2nd Road,
Hsinchu Science Park,
Hsinchu City, Taiwan, Republic of China

	Re:	United Microelectronics Corporation
      Form 20-F for the Year Ended December 31, 2004
      File No. 001-15128

Dear Mr. Hung:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Annual Report on Form 20-F for the year ended December 31, 2004

Item 5.  Operating and Financial Review of Prospects, page 41

1. In future filings please revise your MD&A to provide a more detailed discussion of your results of operations for the years being compared. For instance, please revise to enhance your overall
MD&A
discussion to include the following disclosures:

* You state that cost of goods sold increased by 25% in 2004.
Also,
provide an explanation of the dollar change in cost of goods sold in addition to the reasons for the rate of increase.

* You state that general and administrative expenses increased by 21.4% in 2004 largely due to increases in amortization of consolidated debt and personnel expenses. Revise to include a detail discussion of each of these changes along with the related impact on operations. Avoid just listing causes for an increase/decrease in a particular line item on your consolidated income statements.

Please refer to the instructions of Form 20-F, Item 5 and the guidance provided in our interpretative release titled "Commission Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations".

Critical Accounting Policies, page 44

-Valuation of Marketable Securities and Long-term investments, page
46

2. You state that under US GAAP you periodically evaluate the carrying value of available for sale securities and record a charge against earnings to the extent that any decline in the value of a security is determined to be other than temporary. Revise in future filings to discuss how you determine that a decline in value is other than temporary under US GAAP. Refer to the guidance in EITF 03-01.

Financial Statements

Notes to Consolidated Financial Statements

 (1) Compensation, pages F-62 and F-63

3. We note that in 2003 you transferred treasury stock to employees at a predetermined transfer price and that under US GAAP, the difference between the transfer price and the market price of the underlying stock at the date of transfer was recognized as compensation expense. Tell us and clarify in future filings what you mean by "transfer price" and disclose the purpose of issuing such shares to the employees.

4. For US GAAP purposes, we note that for bonuses to be paid in stock, you record such accruals based on the closing price of your stock at the balance sheet date and you record additional compensation expense for the difference between the amount initially accrued and fair market value of the shares actually granted in the subsequent period when you obtain shareholder approval for the stock grants. Tell us in detail why you believe it is appropriate to record the fair market value of such grants in your financial statements prior to the date of shareholder approval of the grants under US GAAP. Include in your response the accounting guidance in which you place reliance. Please refer to the guidance provided in
Item 6 of Appendix A of the International Reporting and
Disclosures
Issues in the Division of Corporation Finance dated November 1,
2004,
which can be found on our website at www.sec.gov.

(3) Marketable Securities and Long-term Investments, page F-64

5. You state that you have written down available-for-sale
securities
to fair value in 2002, 2003 and 2004 under ROC GAAP and that under
US
GAAP, further write downs of these securities were necessary in
2002
and 2004. You further state that losses are recognized if evidence suggests that the value of an investment has been impaired and its is unlikely that the stock price will recover under ROC GAAP whereas under US GAAP losses are recognized if a decline in fair value is other than temporary. Tell us and clarify in future filings the methodology used to determine the impairment of securities under both
ROC GAAP and US GAAP.   Tell us specifically why there was an
impairment recognized under ROC GAAP in 2003 but not under US GAAP and the difference in impairment losses for 2003 and 2004 under both
ROC GAAP and US GAAP. Include in your response why the 2003 US GAAP adjustment resulted in an increase to net income. We may have further comment based on your response.

(6) Convertible and Exchangeable Bonds, page F-67

6. Your discussion of how you account for the Convertible/Exchangeable bonds under ROC GAAP and US GAAP on pages F-
15, F-67 and F-69 is unclear. For example, you do not clearly differentiate between your accounting for the bonds you issue to investors (i.e., your liabilities) and the bonds in which you invest
(i.e., your assets). With a view towards clearer disclosure in future filings, please address the following:

* Provide a detailed description of your accounting for the Convertible/Exchangeable bonds you issue under US GAAP, highlighting all differences from your ROC GAAP accounting.

* Explain how you applied the guidance provided in SFAS 133, EITF
85-
29 and FIN 45 in accounting for the Conversion/Exchange and redemption features of these bonds under US GAAP.


* Provide a similar separate discussion of your accounting for Convertible/Exchangeable bonds you held as assets at the end of each reporting period.

* Identify the maturity date of each of the bond issues described in
Note 14.

* For each adjustment referenced to footnote (6) on page F-76, explain how the differences between ROC GAAP and US GAAP resulted in that adjustment. In particular, explain what adjustments are reflected in the caption labeled "Convertible/Exchangeable bonds" on page F-76.

(7) Goodwill, page F-69

7. You state that goodwill was tested for impairment in the fourth quarter of 2004 and the fair value of the reporting unit is determined using your quoted stock price. Further, you state that due to a declining stock price, you recognized a goodwill impairment charge of NT$31,720 million or $999 million. With a view towards clearer disclosure and understanding of your accounting policies under ROC and US GAAP, tell us and revise in future filings for the following:

* Provide a discussion of the facts and circumstances leading to the impairment

* Explain to us how your accounting for goodwill impairment under ROC GAAP differs from your policy under US GAAP.

* Tell us in significant detail how you determined the amount of the goodwill impairment charge under US GAAP once you completed step one of the impairment test under SFAS 142. Refer to the guidance in paragraphs 20 and 21 of SFAS 142.

* Consider the need to expand your critical accounting policy for goodwill impairment in MD&A to include the significant assumptions made and estimates used in determining the fair value of the reporting unit. For example, clarify what other factors were considered in determining the fair value of the respective assets.

8. You state on page 46 that you review your long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived assets might not be recoverable. You further state that you assess the need for any impairment write-down only if information indicates that assets may be impaired and that no impairment indicators were noted for 2004. In light of the significant goodwill impairment charge recorded in 2004, tell us how you concluded that no impairment indicators existed for 2004 that would trigger a review of your long-lived assets that are held and used under SFAS 144.


(8) Earnings per share, page F-70

9. In future filings, please provide the reconciliations of the numerators and denominators used in computing basic and diluted earnings per share and other EPS related disclosures as required by
US GAAP. Please provide this information to us with your response.
Refer to the guidance in paragraph 40 of SFAS 128.

Exhibits 12.1 and 12.2

10. We note that the certifications filed as Exhibits 12.1 and
12.2
were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, revise future filings to include the certifications of each of your current CEO and CFO in the form currently set forth the instructions to Form 20-F.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.



      							Sincerely,



								Michele Gohlke
								Branch Chief


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Mr. Stan Hung
United Microelectronics Corporation.
September 23, 2005
Page 6